SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 19 June, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Report on Payments to Govts 2024 part 1 of 1 dated 19 June 2025

Exhibit 1.1

Exhibit 2.01

BP p.l.c.
Report on Payments to Governments

Year ended 31 December 2024

Contents

Introduction	2
Basis of preparation	2
Payments overview	5
Payments by country	6
Angola	6
Australia	7
Azerbaijan	8
Brazil	9
Canada	10
Egypt	11
India	12
Indonesia	13
Iraq	14
Mauritania	15
Oman	16
Senegal	17
Trinidad and Tobago	18
United Arab Emirates	19
United Kingdom	20
United States	21
Other resources	22

Introduction

BP p.l.c. has prepared the following consolidated report ('the report') on payments to governments in accordance with the Reports on Payments to Governments Regulations 2014 (2014/3209), as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (2015/1928), (the 'Regulations'). The Report also addresses BP p.l.c.'s reporting obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The 'Basis of preparation' section below contains information about the content of the Report, the types of payments included and the principles that have been applied in preparing the Report.

bp's socioeconomic contribution
bp makes a broader socioeconomic contribution to countries in which we operate, in addition to the payments that are required to be reported under the Regulations. We make payments to governments in connection with parts of our business other than extractive activities - for example in relation to the transportation, trading, manufacture and marketing of oil and gas. As well as government payments, bp contributes to the economies of the countries in which we operate by providing jobs for employees and contractors, purchasing materials from local suppliers and undertaking social investment activities. See Other resources on page 22 for more information on our socioeconomic contribution and our position on tax and financial transparency.

bp's position on revenue transparency
bp supports transparency in the flow of revenue from oil and gas activities to governments. This helps citizens hold public authorities to account for the way they use funds received through taxes and other agreements.

Basis of preparation
Under the Regulations, the directors of BP p.l.c. are required to prepare a consolidated report on payments made to governments for each financial year in relation to relevant activities of both BP p.l.c. and any of its subsidiary undertakings included in the consolidated group accounts. The term 'bp' is used interchangeably within this report to indicate BP p.l.c. or any subsidiary undertaking within the scope of the report.

Activities within the scope of the report
Payments made to governments that relate to bp's activities involving the exploration, prospection, discovery, development, and extraction of minerals, oil, natural gas deposits or other materials ('extractive activities') are included in this report.

Payments made to governments that relate to trading, export (pipelines), refining and processing, renewables projects and other activities that are not within the scope of extractive activities as defined by the Regulations are not included in this report.

Where a payment relates to activities that are reportable under the Regulations as well as to activities which are not reportable, bp reports the payment in its entirety if it is not possible to disaggregate it.

Government
Under the Regulations, a 'government' is defined as any national, regional or local authority of a country, and includes a department, agency or undertaking that is a subsidiary undertaking controlled by such an authority. In some countries, certain local indigenous organizations fall within this definition of government. Where this is the case, payments made to such organizations have been included in this report. Where a state-owned enterprise undertakes activities outside of its home jurisdiction, then it is not considered to be a government.

Cash basis
Payments are reported on a cash basis, meaning that they are reported in the period in which they are paid, as opposed to being reported on an accruals basis (which would mean that they were reported in the period for which the liabilities arise). Refunds are also reported in the period they are received by bp and are shown as negative amounts in the report. Where payments in kind are made to a government, they are valued, and footnotes are included to help explain the valuation method and any related volumes.

Reporting principles
The Regulations require payments to be reported where they are made to governments by BP p.l.c. and its subsidiary undertakings in respect of extractive activities. In preparing a report,  the Regulations also require the disclosure of payments to reflect the substance of each payment and the relevant activity or project concerned. In light of these requirements, bp has assessed its reporting obligations to be as follows:
●     Where bp has made a payment to a government, such payment is reported in full, whether made in bp's sole capacity or in bp's capacity as the operator of a joint venture. Payments made to governments in connection with joint ventures are included in the report if, and to the extent that, bp makes the relevant payment. Typically, such circumstances will arise where bp is the operator of the joint venture. Payments made by an incorporated joint venture which is not a subsidiary of bp are not included within this report.
●     In some instances, bp is a partner in unincorporated joint ventures where the role of operator is performed through a non-typical operatorship model, whereby multiple entities contribute to an unincorporated body which has the role of operator. In relation to such joint ventures, payments made by bp to the government are reported and payments for which bp has direct responsibility to the government, but which are paid on its behalf, are also reported.
●     bp's equity-accounted investments for the financial year ended 31 December 2024, such as Pan American Energy Group and Aker bp, are not bp subsidiaries and therefore in accordance with the Regulations, payments made by such entities are not included in this report.

Project definition
The Regulations require payments to be reported by project (as a subcategory within a country). They define a 'project' as the operational activities which are governed by a single contract, licence, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If these agreements are substantially interconnected, then they can be treated as a single project. Under the Regulations, 'substantially interconnected' means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. These agreements may themselves be governed by a single contract, joint venture, production-sharing agreement, or other overarching legal agreement. Factors used to determine whether contracts or licences are operationally and geographically integrated may include their common management framework, proximity and use of common infrastructure. The number of projects will depend on the contractual arrangements within a country and not necessarily on the scale of activities. A project will only appear in this report where relevant payments occurred during the year in relation to that project.

The Regulations acknowledge that for some payments it may not be possible to attribute a payment to a single project and therefore such payments may be reported at the country level. For example, corporate income taxes, which are typically not levied at a project level.

Materiality threshold
The Regulations require that payments made as a single payment exceeding £86,000 or as part of a series of related payments within a financial year exceeding £86,000 be included in this report.

Reporting currency
All payments have been reported in US dollars. Payments made in currencies other than US dollars are typically translated at the exchange rate at the date of payment.

Payment types
The Regulations define a 'payment' as an amount paid whether in money or in kind, for relevant activities where the payment type is one of the following:

●    Production entitlements
Under production sharing agreements (PSAs), the production is shared between the host government and the other parties to the PSA. The host government typically receives its share or entitlement in kind rather than being paid in cash. In this report such production entitlement volumes to the government are reported on a lifting basis, i.e. when the government takes possession of its share of production. A market value is applied, usually using the valuation method from the relevant PSA. For joint ventures in which bp is the operator, government production entitlements are reported in their entirety, in accordance with the notes above. Where the national oil company (NOC) is also a partner in the joint venture, their production entitlement is reported in addition to the government share of production. The NOC's entitlement as a partner will include both their share of production as investor's return as well as their entitlement for the reimbursement of their costs.

●    Taxes
This report includes taxes levied on income, production or profits and taxes withheld from dividends, royalties and interest received by bp. In addition, taxes paid on behalf of bp by the NOC out of production entitlements are reported. Taxes levied on consumption, personnel, sales and procurement (contractor's withholding taxes), property and environmental taxes, and customs and excise are not reportable under the Regulations.

●    Royalties
These may be paid in cash or in kind (valued in the same way as production entitlements).

●    Fees
In preparing this report, bp has included licence fees, rental fees, entry fees and all other payments that are paid in consideration for new and existing licences and/or concessions. Fees paid to governments for administrative services are excluded.

●    Bonuses
Signature, discovery and production bonuses and other bonuses payable under licences or concession agreements are included in the report.

●     Infrastructure improvements
Such payments include a road, or a building provided by bp that forms part of the fundamental facilities and systems serving a community or area. These payments are included in the report whether or not bp is contractually obliged to fund them and are reported when the relevant assets are handed over to the government or the local community.

●    Dividends
These are dividends that are paid in lieu of production entitlements or royalties. Dividends paid by bp to a government as an ordinary shareholder are excluded. For the year ended 31 December 2024, there were no reportable dividend payments to a government.

●    Other considerations
The payments shown in this report are rounded to the nearest $0.1 million. Due to rounding, some totals in the following tables may not agree exactly with the sum of their component parts. Amounts are shown to the nearest dollar in the data submitted and are available on the UK Companies House website.

Payments overview

The table below shows the relevant payments to governments made by bp in the year ended 31 December 2024, by country and payment type.

Of the seven payment types required by the Regulations, bp did not pay any relevant dividends and therefore the category is not shown.

$ million

Country	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Angola		1.2					1.2
Australia		249.4	101.9	16.1			367.4
Azerbaijan	10,561.8	488.0		2.1	450.6		11,502.4
Brazil				0.4	1.4		1.9
Canada				17.3			17.3
Egypt		681.3		2.0	344.3		1,027.7
India	126.6	47.9					174.4
Indonesia	551.2	399.9					951.1
Iraq		0.4					0.4
Mauritania				1.3		1.1	2.4
Oman	2,362.0	708.8		1.4			3,072.3
Senegal				0.3		0.1	0.5
Trinidad and Tobago		211.1		3.8			214.8
United Arab Emirates		5,010.8		6.2			5,017.0
United Kingdom		1,057.8		7.3			1,065.1
United States		89.6	1,322.2	14.7			1,426.6
Total	13,601.6	8,946.2	1,424.1	72.9	796.3	1.2	24,842.3

Payments by country

Angola

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Finance		1.2					1.2
Total		1.2					1.2

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Payments not attributable to projects		1.2					1.2
Total		1.2					1.2

Australia

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Australian Taxation Office		249.4		8.1			257.5
Department of Mines, Industry Regulation and Safety			101.9				101.9
Department of Finance				0.8			0.8
University of Adelaide				7.2			7.2
Total		249.4	101.9	16.1			367.4

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
North West Shelf		249.4	101.9	16.1			367.4
Total		249.4	101.9	16.1			367.4

Azerbaijan

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Azerbaijan (ACG) Ltd. (SOCAR subsidiary)(a)	971.4						971.4
Ministry of Taxes(b)		488.0					488.0
SGC Upstream LLC(c)	1,413.2						1,413.2
State Oil Company of Azerbaijan Republic (SOCAR)(d)	231.9						231.9
State Oil Fund of Azerbaijan (SOFAZ)(e)	7,945.2			2.1	450.6		8,397.9
Total	10,561.8	488.0		2.1	450.6		11,502.4

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Azeri-Chirag-Deepwater Gunashli - PSA(f)	7,338.9	97.2			450.0		7,886.1
Shafag-Asiman - PSA				2.1			2.1
Shah Deniz - PSA(g)(h)	3,222.9	390.8			0.6		3,614.2
Total	10,561.8	488.0		2.1	450.6		11,502.4

(a)	Payments in kind for 12.2 million barrels of crude oil valued at netback value per the production sharing agreement.
(b)	Includes $390.8 million of taxes settled by SOCAR on bp's behalf, out of entitlement, pursuant to the relevant agreements.
(c)	Includes payments in kind of $409.6 million for 5.3 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.
(d)	Payments in kind for 2.5 billion cubic metres of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijan project.
(e)
Includes payments in kind of $6,665.5 million for 83.8 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.

(f)
Includes payments in kind of $7,106.9 million for 89.1 million barrels of crude oil valued at netback value per the production sharing agreement and payments in kind of $ 231.9 million for 2.5 billion cubic metres of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijan project.

(g)
Includes payments in kind of $939.5 million for 12.2 million barrels of crude oil valued at netback value per the production sharing agreement and the remaining production entitlement was paid in cash.

(h)	Pursuant to the relevant agreements, SOCAR paid these taxes on bp's behalf out of revenue entitlements.

Brazil

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Agencia Nacional do Petroleo, Gas Natural e Biocombustíveis (ANP)				0.1	1.4		1.5
Petrobras				0.3			0.3
Total				0.4	1.4		1.9

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
CM-477				0.3			0.3
BAR-M-346				0.1			0.1
Tupinamba					1.4		1.4
Total				0.4	1.4		1.9

Canada

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Canada Newfoundland and Labrador Offshore Petroleum Board				16.5			16.5
Government of The Province of Alberta				0.4			0.4
Natural Resources Canada				0.3			0.3
Total				17.3			17.3

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Newfoundland Exploration				16.8			16.8
Terre De Grace				0.4			0.4
Total				17.3			17.3

Egypt

$ million

Governments	Production entitlements	Taxes(a)	Royalties	Fees	Bonuses	Production improvements	Total
Egyptian General Petroleum				2.0			2.0
Egyptian Tax Authority(a)		681.3					681.3
Egyptian Natural Gas Holding					344.3		344.3
Total		681.3		2.0	344.3		1,027.7

Projects	Production entitlements	Taxes(a)	Royalties	Fees	Bonuses (b)(c)	Infrastructure improvements	Total
Baltim(a)		23.1					23.1
El Qaraa(a)		14.9					14.9
North Damietta(a)(c)		268.3			250.0		518.3
North El Hammad Offshore(a)		50.0					50.0
Ras El Bar(a)		15.1					15.1
Temsah(a)		7.8					7.8
UGDC		2.2					2.2
West Nile Delta (b)				2.0	94.3		96.3
Zohr(a)		87.0					87.0
North Alexandria / West Mediterranean Deep Water(a)		212.9					212.9
Total		681.3		2.0	344.3		1,027.7

(a)	Pursuant to the relevant agreements, Egypt General Petroleum Corporation paid these taxes on bp's behalf out of production entitlement.
(b)	Commercially agreed settlement for bonuses paid related to the divested assets transferred to the newly established IJV
(c)	Settlement amount deducted from the Government overdue balances to amend certain commercial terms of the concession agreement

India

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Petroleum and Natural Gas	126.6						126.6
Income Tax Department		47.9					47.9
Total	126.6	47.9					174.4

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
KG D6 KG-DWN-98/3	126.6						126.6
Payments not attributable to projects		47.9					47.9
Total	126.6	47.9					174.4

Indonesia

$ million

Governments	Production entitlements(a)	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Finance(a)	551.2	399.9					951.1
Total	551.2	399.9					951.1

Projects	Production entitlements(a)	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Tangguh(a)	551.2	399.9					951.1
Total	551.2	399.9					951.1

(a)	Includes payments in kind of $89.7 million for 1.3 million barrels of condensates valued per the production sharing agreement. The remaining production entitlement for LNG was paid in cash.

Iraq

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
General Commission for Taxes		0.4					0.4
Total		0.4					0.4

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Payments not attributable to projects		0.4					0.4
Total		0.4					0.4

Mauritania

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Ministry of Petroleum, Energy and Mines				1.0			1.0
Société Mauritanienne des Hydrocarbures				0.4			0.4
Municipality of N'Diago						1.1	1.1
Total				1.3		1.1	2.4

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
BirAllah				0.7			0.7
Block C8				0.7			0.7
Payments not attributable to projects						1.1	1.1
Total				1.3		1.1	2.4

Oman

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Makarim Gas Development(a)	591.1						591.1
Ministry of Energy and Minerals(b)	1,770.9			0.4			1,771.3
Ministry of Labour				1.0			1.0
Oman Tax Authority(c)		708.8					708.8
Total	2,362.0	708.8		1.4			3,072.3

Projects	Production entitlements (a)(b)	Taxes(c)	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Khazzan	2,362.0	708.8		1.4			3,072.3
Total	2,362.0	708.8		1.4			3,072.3

(a)
Comprises payments in kind of $224.5 million for 2.8 million barrels of condensates valued at market prices, $366.2million for 103.8 million mmBtu of gas valued per the Gas Sales Agreement and $0.4 million was paid in cash.

(b)
Comprises payments in kind of $914.9 million for 11.3million barrels of condensates valued at market prices, $854.2 million for 242.0 million mmBtu of gas valued per the Gas Sales Agreement and $1.8 million was paid in cash.

(c)	Pursuant to the relevant agreements, the Ministry of Oil and Gas paid $708.8 million of taxes on bp's behalf out of their production entitlement.

Senegal

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Société des Pétroles du Sénégal				0.3			0.3
Municipality of St Louis						0.1	0.1
Total				0.3		0.1	0.5

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Block St Louis Profond				0.3			0.3
Payments not attributable to projects						0.1	0.1
Total				0.3		0.1	0.5

Trinidad and Tobago

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Board of Inland Revenue		39.4					39.4
Ministry of Energy and Energy Industries(a)		171.6		3.8			175.4
Total		211.1		3.8			214.8

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Block 5B				2.0			2.0
Block 25A & Block 25B				1.0			1.0
Block NCMA2				0.8			0.8
BPTT Blocks(a)		211.1					211.1
Total		211.1		3.8			214.8

(a)	Includes Royalty payments of $159.3 million.

United Arab Emirates

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Abu Dhabi National Oil Company				6.2			6.2
Department of Finance Abu Dhabi		5,010.8					5,010.8
Total		5,010.8		6.2			5,017.0

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
ADCO Concession (Onshore)		5,010.8		6.2			5,017.0
Total		5,010.8		6.2			5,017.0

United Kingdom

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
HM Revenue and Customs(a)(b)		1,057.8					1,057.8
Oil and Gas Authority				6.9			6.9
The Crown Estate				0.3			0.3
Total		1,057.8		7.3			1,065.1

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Andrew				0.4			0.4
Clair				0.4			0.4
Decommissioning(a)		-22.7		0.2			-22.5
ETAP				0.8			0.8
Exploration				0.3			0.3
Foinaven				2.3			2.3
Murlach				0.5			0.5
Non-Operated(a)		-2.2		0.7			-1.5
Pipelines				0.3			0.3
Schiehallion				1.0			1.0
Seagull				0.4			0.4
Payments not attributable to projects(b)		1,082.8					1,082.8
Total		1,057.8		7.3			1,065.1

(a)	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.
(b)	Settlement of UK Direct Taxes which include interest over/under payments.

United States

$ million

Governments	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Office of Natural Revenue/Department Interior			1,193.6	12.7			1,206.2
IRS(a)		(130.1)					(130.1)
State of Louisiana(b)		61.8	8.3	0.3			70.5
State of Texas		163.0	118.8	1.7			283.5
West Virginia(a)		(5.0)					(5.0)
State of Alabama(b)			0.1				0.1
State of Oklahoma(b)			0.5				0.5
State of Wyoming			0.9				0.9
Total		89.6	1,322.2	14.7			1,426.6

Projects	Production entitlements	Taxes	Royalties	Fees	Bonuses	Infrastructure improvements	Total
Gulf of America - Central			1,156.8	12.7			1,169.5
Gulf of America - Western			36.8				36.8
Louisiana(b)		61.8	8.3	0.3			70.5
Texas		163.0	118.8	1.7			283.5
West Virginia(a)		(5.0)					(5.0)
Alabama(b)			0.1				0.1
Oklahoma(b)			0.5				0.5
Wyoming			0.9				0.9
Payments not attributable to projects(a)		(130.1)					(130.1)
Total		89.6	1,322.2	14.7			1,426.6

(a)	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.
(b)	Payments to states where bp has no extractive activities relate to Escheatment of Royalties.

Other resources

bp payments to governments 2024

Detailed data filed with UK Registrar
extractives.companieshouse.gov.uk

bp annual and sustainability reporting

bp Annual Report and Form 20-F 2024
bp.com/annualreport

bp Sustainability Report 2024
bp.com/sustainabilityreport

bp Tax Report 2024
bp.com/tax

bp economic impact reports

bp US Economic Impact Report
bp.com/economicimpact-us

bp UK Economic Impact Report
bp.com/economicimpact-uk

bp EU Economic Impact Report
bp-european-economic-impact-report-2023.pdf

Contacts
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Press Office	David Nicholas	Paul Takahashi
	+44 (0) 7831 095541	+1 713 903 9729

Payment	Amount	Type	Country	Government	Extraction Method	Resource	Project	In kind Y/N	In Kind
1	1.2	Taxes	Angola	Ministry of Finance	Well	Crude Oil	Payments not attributable to projects
2	249.4	Taxes	Australia	Australian Taxation Office	Well	Crude Oil	North West Shelf
3	8.1	Fees	Australia	Australian Taxation Office	Well	Crude Oil	North West Shelf
4	101.9	Royalties	Australia	Department of Mines, Industry Regulation and Safety	Well	Crude Oil	North West Shelf
5	7.2	Fees	Australia	University of Adelaide	Well	Crude Oil	North West Shelf
6	0.8	Fees	Australia	Department of Finance	Well	Crude Oil	North West Shelf
7	971.4	Production entitlements	Azerbaijan	Azerbaijan (ACG) Ltd. (SOCAR subsidiary)	Well	Crude Oil	Azeri-Chirag-Deepwater Gunashli - PSA	Yes	Payments in kind for 12.2 million barrels of crude oil valued at netback value per the production sharing agreement.
8	97.2	Taxes	Azerbaijan	Ministry of Taxes	Well	Crude Oil	Azeri-Chirag-Deepwater Gunashli - PSA
9	390.8	Taxes	Azerbaijan	Ministry of Taxes	Well	Crude Oil	Shah Deniz - PSA
10	1,003.7	Production entitlements	Azerbaijan	SGC Upstream LLC	Well	Crude Oil	Shah Deniz - PSA
11	409.6	Production entitlements	Azerbaijan	SGC Upstream LLC	Well	Crude Oil	Shah Deniz - PSA	Yes	Payments in kind of $409.6 million for 5.3 million barrels of crude oil valued at netback value per the production sharing agreement.
12	231.9	Production entitlements	Azerbaijan	State Oil Company of Azerbaijan Republic (SOCAR)	Well	Gas	Azeri-Chirag-Deepwater Gunashli - PSA	Yes	Payments in kind for 2.5 billion cubic metres of associated residue natural gas valued on the basis of gas prices realized in a similar Azerbaijan project.
13	1,279.7	Production entitlements	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Shah Deniz - PSA
14	6,135.5	Production entitlements	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Azeri-Chirag-Deepwater Gunashli - PSA	Yes	Payments in kind of $6,135.5 million for 76.9 million barrels of crude oil valued at netback value per the production sharing agreement.
15	530.0	Production entitlements	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Shah Deniz - PSA	Yes	Payments in kind of $530 million for 6.9 million barrels of crude oil valued at netback value per the production sharing agreement.
16	2.1	Fees	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Shafag-Asiman - PSA
17	450.0	Bonuses	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Azeri-Chirag-Deepwater Gunashli - PSA
18	0.6	Bonuses	Azerbaijan	State Oil Fund of Azerbaijan (SOFAZ)	Well	Crude Oil	Shah Deniz - PSA
19	0.1	Fees	Brazil	Agencia Nacional do Petroleo, Gas Natural e Biocombustíveis (ANP)	Well	Crude Oil	BAR-M-346
20	1.4	Bonuses	Brazil	Agencia Nacional do Petroleo, Gas Natural e Biocombustíveis (ANP)	Well	Crude Oil	Tupinamba
21	0.3	Fees	Brazil	Petrobras	Well	Crude Oil	CM-477
22	16.5	Fees	Canada	Canada Newfoundland and Labrador Offshore Petroleum Board	Well	Crude Oil	Newfoundland Exploration
23	0.4	Fees	Canada	Government of The Province of Alberta	Well	Crude Oil	Terre De Grace
24	0.3	Fees	Canada	Natural Resources Canada	Well	Crude Oil	Newfoundland Exploration
25	94.3	Bonuses	Egypt	Egyptian Natural Gas Holding	Well	Crude Oil	West Nile Delta
26	250.0	Bonuses	Egypt	Egyptian Natural Gas Holding	Well	Crude Oil	North Damietta
27	2.0	Fees	Egypt	Egyptian General Petroleum	Well	Crude Oil	West Nile Delta
28	14.9	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	El Qaraa
29	23.1	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	Baltim
30	268.3	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	North Damietta
31	50.0	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	North El Hammad
32	15.1	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	Ras El Bar
33	7.8	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	Temsah
34	2.2	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	UGDC
35	212.9	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	North Alexandria / West Mediterranean Deep Water
36	87.0	Taxes	Egypt	Egyptian Tax Authority	Well	Crude Oil	Zohr
37	126.6	Production entitlements	India	Ministry of Petroleum and Natural Gas	Well	Gas	KG D6 KG-DWN-98/3
38	47.9	Taxes	India	Income Tax Department	Well	Gas	Payments not attributable to projects
39	435.4	Production entitlements	Indonesia	Ministry of Finance	Well	LNG	Tangguh
40	115.8	Production entitlements	Indonesia	Ministry of Finance	Well	LNG	Tangguh	Yes	Payments in kind of $89.7 million for 1.3 million barrels of condensate valued per the production sharing agreement.
41	399.9	Taxes	Indonesia	Ministry of Finance	Well	LNG	Tangguh
42	0.4	Taxes	Iraq	General Commission for Taxes	Well	Crude Oil	Payments not attributable to projects
43	0.3	Fees	Mauritania	Ministry of Petroleum, Energy and Mines	Well	Crude Oil	Bir Allah
44	0.4	Fees	Mauritania	Société Mauritanienne des Hydrocarbures	Well	Crude Oil	Bir Allah
45	0.7	Fees	Mauritania	Ministry of Petroleum, Energy and Mines	Well	Crude Oil	Block C8
46	1.1	Infrastructure improvements	Mauritania	Municipality of N'Diago	Well	Crude Oil	Payments not attributable to projects
47	224.9	Production entitlements	Oman	Makarim Gas Development	Well	Gas	Khazzan	Yes	Payments in kind of $224.5 million for 2.8 million barrels of condensates valued at market prices.
48	366.2	Production entitlements	Oman	Makarim Gas Development	Well	Gas	Khazzan	Yes	Payments in kind of $366.2 million for 103.8 million mmBtu of gas valued per the Gas Sales Agreement
49	1,770.9	Production entitlements	Oman	Ministry of Energy and Minerals	Well	Gas	Khazzan	Yes	Payments in kind of $914.9 million for 11.3 million barrels of condensates valued at market prices, $854.2 million for 242.0 million mmBtu of gas valued per the Gas Sales Agreement
50	0.4	Fees	Oman	Ministry of Energy and Minerals	Well	Gas	Khazzan
51	1.0	Fees	Oman	Ministry of Labour	Well	Gas	Khazzan
52	708.8	Taxes	Oman	Oman Tax Authority	Well	Gas	Khazzan
53	0.3	Fees	Senegal	Société des Pétroles du Sénégal	Well	Crude Oil	Block St Louis Profond
54	0.1	Infrastructure	Senegal	Municipality of St Louis	Well	Crude Oil	Payments not attributable to projects
55	39.4	Taxes	Trinidad and Tobago	Board of Inland Revenue	Well	LNG	BPTT Blocks
56	12.4	Taxes	Trinidad and Tobago	Ministry of Energy and Energy Industries	Well	LNG	BPTT Blocks
57	2.0	Fees	Trinidad and Tobago	Ministry of Energy and Energy Industries	Well	LNG	Block 5B
58	1.0	Fees	Trinidad and Tobago	Ministry of Energy and Energy Industries	Well	LNG	Block 25A & Block 25B
59	0.8	Fees	Trinidad and Tobago	Ministry of Energy and Energy Industries	Well	LNG	Block NCMA2
60	159.3	Taxes	Trinidad and Tobago	Ministry of Energy and Energy Industries	Well	LNG	BPTT Blocks
61	6.2	Fees	United Arab Emirates	Abu Dhabi National Oil Company	Well	Crude Oil	ADCO Concession (Onshore)
62	5,010.8	Taxes	United Arab Emirates	Department of Finance Abu Dhabi	Well	Crude Oil	ADCO Concession (Onshore)
63	(22.7)	Taxes	United Kingdom	HM Revenue and Customs	Well	Crude Oil	Decommissioning
64	(2.2)	Taxes	United Kingdom	HM Revenue and Customs	Well	Crude Oil	Non-Operated
65	1,082.8	Taxes	United Kingdom	HM Revenue and Customs	Well	Crude Oil	Payments not attributable to projects
66	0.4	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Andrew
67	0.4	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Clair
68	0.2	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Decommissioning
69	0.8	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	ETAP
70	0.3	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Exploration
71	2.3	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Foinaven
72	0.5	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Murlach
73	0.7	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Non-Operated
74	1.0	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Schiehallion
75	0.3	Fees	United Kingdom	The Crown Estate	Well	Crude Oil	Pipelines
76	0.4	Fees	United Kingdom	Oil and Gas Authority	Well	Crude Oil	Seagull
77	(130.1)	Taxes	United States	IRS	Well	Crude Oil	Payments not attributable to projects
78	1,156.8	Royalties	United States	Office of Natural Revenue/Department Interior	Well	Crude Oil	Gulf of America - Central
79	36.8	Royalties	United States	Office of Natural Revenue/Department Interior	Well	Crude Oil	Gulf of America - Western
80	12.7	Fees	United States	Office of Natural Revenue/Department Interior	Well	Crude Oil	Gulf of America - Central
81	0.1	Royalties	United States	State of Alabama	Well	Crude Oil	Alabama
82	0.5	Royalties	United States	State of Oklahoma	Well	Crude Oil	Oklahoma
83	0.9	Royalties	United States	State of Wyoming	Well	Crude Oil	Wyoming
84	61.8	Taxes	United States	State of Louisiana	Well	Crude Oil	Louisiana
85	8.3	Royalties	United States	State of Louisiana	Well	Crude Oil	Louisiana
86	0.3	Fees	United States	State of Louisiana	Well	Crude Oil	Louisiana
87	163.0	Taxes	United States	State of Texas	Well	Crude Oil	Texas
88	118.8	Royalties	United States	State of Texas	Well	Crude Oil	Texas
89	1.7	Fees	United States	State of Texas	Well	Crude Oil	Texas
90	(5.0)	Taxes	United States	State of West Virginia	Well	Crude Oil	West Virginia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 19 June 2025
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary